August 16, 2023

VIA E-mail

Stephen H. Bier, Esq.
Paul S. Stevens, Esq.
Dechert LLP
1095 Avenue of Americas
New York, NY 10036

         Re: Muzinich Direct Lending Income Fund, Inc.
             File No. 000-56572

Messrs. Bier and Stevens:

        On July 17, 2023, you filed a registration statement on Form 10 on behalf of the
Muzinich Direct Lending Income Fund, Inc. (the    Company   ). We have reviewed
the
registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

General

1. We note that portions of the Form 10 are incomplete. Please ensure that the fee table, hypothetical expense examples, and financials are provided in an amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

2. Please supplementally provide the staff a copy of the Adviser   s Investment
Management
   Agreement (or form of).

3. The staff notes that the name of the Company includes the term    Direct
Lending.    Section
   35(d) of the Act prohibits the use of    any word or words in a fund name
that the
   Commission finds are materially deceptive or misleading.    Rule 35d-1under
the Act
   requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of
   investment suggested by its name. In light of the Company   s name, please
clarify that the
   Company will invest at least 80% of its assets in credit investments that are directly originated by the Company.

Explanatory Note

4. The first paragraph of the section states that the Company is filing the registration statement
   on Form 10    to comply with appliable requirements for the quotation or listing of its
   securities on a national securities exchange or other public trading market. We note that in other sections of the Form 10, the Company states that it is uncertain its
Shares will be listed
   on a public market; for example, see the second bolded bullet point in the Explanatory Note.
   Please clarify if the Company currently has plans to list its securities on an exchange. If not, please delete the statement in the first paragraph of the section.

5. Within the bolded bullet points, please disclose, if applicable, that:

          a. An investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company;

          b. The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results;

          c. The privately-held companies and below-investment-grade securities (sometimes
             referred to as    high yield bonds,       junk bonds    or
leveraged loans   ) in which the
             Company will invest will be difficult to value and are illiquid;




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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

          d. The Company will elect to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments;

          e. Distributions may be funded from borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment.
             Any capital returned to holders of Shares through distributions will be distributed after payment of fees and expenses. The Company may pay distributions in significant part from sources that may not be available in the future and that are
             unrelated to the Company   s performance. This may reduce an
investor   s adjusted
             tax basis in the Shares, thereby increasing the investor   s
potential taxable gain or
             reducing the potential taxable loss on the sale of Shares.

6. Please revise the first bullet point in include a discussion of transfers and assignments.

Summary of Risks

7. The second bullet on page iii states that,    We are a non-diversified
investment company
   within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single
issuer.    Please revise
   the disclosure to clarify that the Company is subject to the diversification test in Subchapter
   M of the Internal Revenue Code. Please also make conforming revisions to the risk disclosure on page 31.

8. The third bullet point on page (iii) states that    if we fail to maintain
our status as a BDC, we
   might be regulated as a closed-end investment company, which would subject us to
   additional regulatory restrictions.    Please revise the sentence to state
that the Company
      might be regulated as a closed-end investment company required to register under the 1940
   Act.

9. The seventh bullet point on page (iii) discloses that the Company might fund a portion of its investments with preferred stock. Please supplementally confirm that the Company will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosures.

10. The eighth bullet point on page (iii) discloses that    Our board may
change investment
    objective, operating policies and strategies without prior notice or stockholder approval.
    Please clarify that such changes would be subject to the 1940 Act (e.g.
Section 58 of 1940
    Act).

11. The Staff notes that within the ninth bullet point of the summary of risks, the Company
    states that    Our Adviser may act in a riskier manner on our behalf than it would when acting
    for its own account because its responsibilities and liability to us are limited under the
    Advisory Agreement.    Please disclose how the Adviser   s responsibilities
and liabilities are
    limited under the Investment Advisory Agreement. We may have additional questions.



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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

12. The fourth bullet point on page iv discloses investments in companies experiencing
    significant financial or business difficulties.    Please clarify if this
disclosure contemplates
    investments in defaulted or partially defaulted loans. If applicable, please disclose the corresponding risks associated with such investments.

13. The eighth bullet point on page iv contemplates the use of derivatives. Please disclose how the Company may use derivatives within the overall strategy as a direct lending fund. For example, please disclose if derivatives will be used for hedging purposes, to obtain market exposure or something else.

14. The thirteenth bullet point on page iv contemplates payment of dividends in Shares. Please disclose briefly potential adverse tax consequences for investors and/or include a cross reference to the more detailed discussion in the registration statement that discusses such potential risks.
Item 1. Business     (a) General Development of the Business

15. Throughout the section, the Company refers to its equity as    Shares.
In the previous
    section, the Company refers it is equity as    Common Stock.    For
clarity, please consider
    using only one defined term to refer to the Company   s common stock.

16. The second paragraph on page 1 states that,    The Company uses the term
perpetual-life
    BDC    to describe an investment vehicle of indefinite duration, whose
Shares are intended to
    be sold by the BDC on a continuous basis at a price generally [emphasis added] equal to the
    BDC   s net asset value (   NAV   ) per share.    Please:

          a. Supplementally explain the use of the qualifier    generally;
and

          b. Confirm that the Company will only sell Shares below NAV in compliance with
             Section 23(b) of the Act.

17. The second paragraph on page 1 states that,    Any repurchase program will
be subject to the
    Company   s available cash, compliance with the RIC qualification and diversification rules,
    and the 1940 Act.    Please clarify that any repurchase program will also
be subject to Rule
    13e-4 of the Exchange Act.

18. The second paragraph on page 2 states that,    The minimum initial
Subscription Amount is
    $[ ], unless waived by the Adviser.    Please disclose the circumstances in
which the
    Adviser would waive the minimum initial subscription amount.

19. The sixth paragraph on page 2 discloses that should the Board determine to cause a liquidity event, each stockholder will be required to cooperate with the Company. The paragraph also discloses that the Board would not need shareholder consent to cause such a liquidity event.

          a. Please disclose the types of changes to the proposed governance and capital structure of the Company that would be necessary to conduct a Liquidity Event.


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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023


          b. Please include a bolded bullet point in the Explanatory Note that investors may bear the cost of a potential IPO and listing, neither of which may require a shareholder vote.

          c. Please add a clarifying statement that shareholder consent will not be sought to conduct a Liquidity Event unless required by the 1940 Act.
Item 1. Business     (c) Description of the Business

20. The second paragraph on page 3 discloses that,    The Company expects to
invest across a
    number of different industries.    To the extent applicable, please
disclose potential
    concentrations in any particular industry.

21. The third paragraph on page discloses 3 that,    To a lesser extent, the
Company may invest
    in special purpose vehicles and/or joint venture credit-like securities, other debt and equity securities.

          a. Please clarify what constitutes    credit-like securities    or
other debt and equity
             securities.    Consider providing examples of each.

          b. In the appropriate sections of the registration statement, please provide more detail regarding the special purpose vehicles or joint ventures (e.g. structure, underlying investments).

          c. To the extent any of the above investments would be principal investments, please include corresponding risk disclosure.

22. The fourth paragraph on page 3 states that,    The Company   s investment
strategy will also
    allocate a portion [emphasis added] of the overall portfolio to more liquid credit
    investments       Please consider specifying what percentage, or range, of
the Company   s
    assets will be allocated to more liquid credit investments.

23. The fifth paragraph on page 3 states that,    The Company   s private
credit investments are
    typically expected to have maturities between three and eight years and to generally range in size between $10 million and $25 million, though this expected investment size may grow if
    the Company   s capital base grows and may shrink if the Company   s
capital base shrinks (or
    does not reach its target size).    Please clarify what is meant by the
statement that the
    Company   s capital base may shrink. For what reasons?

24. The fifth paragraph on page 3 states that,    The Company seeks to avoid
[emphasis added]
    start-ups or turn-around situations, as well as specialized industries such as real estate, regulated financial services, commodities, oil & gas extraction, firearms, tobacco, cannabis,
    and pornography, and businesses with significant technology risk.    Please
clarify what is
    meant by    seeks to avoid.    May the Company invest in such investments?
If so, under
    which circumstances would the Company make such investments?



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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

25. The first paragraph of page 4 states that, the    The Company intends to
use open-market
    secondary purchases to maintain liquidity for its share repurchase program and to manage cash before investing subscription proceeds into origination investments, while also
    seeking attractive investment returns.    Please clarify if the Company
will maintain a
    portion of its assets in liquid investments at all times. See comment 21 above.

26. In the first paragraph of page 4 the Company discusses    qualifying
assets.    Please include a
    cross reference to the discussion later in the Form 10 that explains what constitutes a qualifying asset.

27. In the third paragraph of page 4, the Company states that,    In the
future, the Company may
    also securitize a portion of its investments in any or all of the Company
s assets.
    Furthermore, the Company lists    costs incurred in connection with the
formation or
    maintenance of entities or vehicles to hold the Company   s assets    as an
expense to be borne
    by the Company on page 10. To the extent the BDC utilizes a wholly owned subsidiary for tax or other purposes, please disclose that:

       a. The Company will comply with the provisions of the 1940 Act governing capital structure and leverage (Section 61) on an aggregate basis with a subsidiary so that the
          Company treats the subsidiary   s debt as its own.

       b. Any investment adviser to a subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Company and a subsidiary, then, for purposes
          of complying with Section 15(c), the reviews of the Company   s and a
subsidiary   s
          investment advisory agreements may be combined.

       c. Any investment in a subsidiary will comply with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.

       d. The subsidiary   s principal investment strategies or principal risks
that constitute
          principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.

       e. The subsidiary or subsidiaries will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company. If, however, the Company will only invest through wholly-owned Subsidiaries, disclose that the Company does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other
          than entities wholly-owned by the Company.    Primarily controlled
means (1) the
          Company controls the unregistered entity within the meaning of
Section 2(a)(9) of the


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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

          1940 Act , and (2) the Company   s control of the unregistered entity
is greater than
          that of any other person.

       f. Please also confirm in correspondence that: (1) if a subsidiary is wholly-owned, the
          subsidiary   s management fee (including any performance fee) will be
included in
             Management Fees    and the subsidiary   s expenses will be
included in    Other
          Expenses    in the Company   s fee table requested below; (2) the
subsidiary, if
          organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the Staff of the
          subsidiary   s books and records, which will be maintained in
accordance with Section
          31 of the 1940 Act and the rules thereunder; and (4) the financial statements of the
          Subsidiary will be consolidated with those of the Company. If not, please explain why not?

28. Please remove the fifth paragraph of page 4 that states,    Because the
Company intends to
    elect to be treated as a BDC under the 1940 Act and intends to qualify as a RIC under the
    Code, the Company   s portfolio will be subject to diversification and
other requirements.
    The paragraph restates similar information disclosed earlier in the registration statement.
    See Comment 6 above.

29. Please consider removing the first sentence of the sixth paragraph on page 4 that states that
       [t]o date, the Company has not incurred leverage. The Statement is unnecessary as the
    Company is new and has not commenced operations.

30. The last paragraph on page 4 states, that    The Company may seek to
consummate an IPO
    and/or an Exchange Listing of its Common Stock at some point in the future in accordance with the Securities Act, subject to applicable Delaware law and the 1940 Act and without
    obtaining the consent of the stockholders.    Please include a similar
statement in the
    Summary of Risks or as a bolded bullet point in the Explanatory Note.

31. The second paragraph on page 6 contemplates investments in debt instruments with PIK interest. Please clarify if pay-in-kind securities will constitute a principal investment of the
    Company and include appropriate risk disclosures.

32. Within the subsection pertaining to Indemnification on page 8, please clarify that nothing in the Advisory Agreement modifying, restricting or eliminating the duties or liabilities of the
    Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, will apply to, or in any way limit,
    the duties (including an adviser   s fiduciary duty) or liabilities of such
persons with respect
    to matters arising under the federal securities laws.

33. Within the subsection pertaining to indemnification of the administrator on page 8, please clarify if there are any carve outs from indemnification, for example, for gross negligence or willful misconduct.



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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

34. The Staff notes that with the subsection pertaining to payment of company expenses, bullet number (xii) on page 10, discloses that the Company will bear all costs associated with fees, costs and expenses, if any, incurred by or on behalf of the Company in developing, negotiating and structuring prospective or potential investments that are not
    ultimately made       Furthermore, bullet number (xv) states the Company
will bear expenses
    associated with    investment costs, including all fees, costs and expenses
incurred in
    sourcing, evaluating, developing, negotiating, structuring, trading (including trading errors, to the extent properly borne by the Company), settling, monitoring and holding prospective
    or actual investments    Please supplementally explain to Staff how this is
consistent with the
    terms of the Advisory Agreement, as disclosed, where the Adviser is compensated to
       identify, evaluate, negotiate the structure of investments    and to
execute, close, service
    and monitor    investments.

35. Within the subsection pertaining to payment of Company expenses on page 12, please clarify the types of costs covered by bullet number (xxx). What costs would
be    associated
    with individual or group of stockholders   ?

36. Within the subsection pertaining to    Other Considerations,    the company
refers to    Board
    Criteria.    The term appears in the section with capitalized letters, but is undefined. Please
    either define the term or remove the capitalized letters.

37. Within the Valuation subsection on page 16, the Company states that,
There is no
    guarantee that the NAV per Share will be equal to the offering price of the
Company   s
    Shares at any Closing.    Please clarify that the offering price will not
be below the NAV.

38. Within the    How We Use Information    subsection on page 18, the Company
writes
       Among other things [emphasis added], we may use Confidential Investor Information to service your account or send you annual reports, proxy statements or other
    information required by law.    Please clarify for what other purposes the
Company may use
    Confidential Investor Information.

Item 1A. Risk Factors

39. Within the risk disclosure,    We are a new company and have no operating
history,    the
    Company discloses that it may make temporary investments in securities of other RICs.
    However, the    Temporary Investments    subsection on page 14 does not
discuss securities of
    other RICs. Please harmonize the disclosure in the two sections.

40. The section includes disclosure pertaining to investments in other RICs (page 30), junior
    unsecured loans (page 43),    covenant-lite    obligations (page 44),
bridge financings (page
   44), and companies that are experiencing significant financial or business difficulties (page
    48). To the extent such investments are principal investments of the Company, please include corresponding strategy disclosure.

41. Within the risk disclosure,    We may borrow money and enter into
transactions, which may
    magnify the potential for gain or loss and may increase the risk of
investing in us,    on page


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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

    33, please clarify that the use of leverage will increase the management fee paid to the
    Adviser and the relevant conflicts of interest.

42. With the    Our Adviser and its affiliates, officers, investment
professionals and employees
    may have certain conflicts of interest    risk disclosure on page 33, the
Company disclose
    that,    Although our Adviser and its affiliates will endeavor to allocate investment
    opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by other clients or entities managed by our Adviser or its
    affiliates.    Please revise this disclosure as it appears inconsistent
with the terms of the
    Company   s co-invest order.

43. The Staff notes that the Company lists CFTC rulemaking as a principal risk. Please clarify if derivatives are part of the principal strategy of the Company, and update the strategy and risk sections as appropriate. If derivatives do not constitute a principal strategy of the
    Company, please clarify why CFTC rulemaking with respect to derivatives is a principal risk. Furthermore, please note that disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the Company expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type.

44. Please add risk disclosures regarding investments in third-party collateralized loan obligations and BLS, both of which are discussed in Item 1.

45. With the risk disclosure,    Non-U.S. Securities,    on page 41, please
disclose that non-US
    markets may have different accounting, auditing, and financial standards.

46. Within the risk disclosure,    We May invest in instruments with a deferred
interest feature
    on page 52, please disclose:

          a. Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

          b. The Company may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Company assets; and

          c. The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-
             cash component of the Company   s taxable income that must,
nevertheless, be
             distributed in cash to investors to avoid it being subject to corporate level taxation.



        Page 9 of 11
 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

47. The Staff notes the Company includes ESG risk disclosure on page 60. Please confirm if
    ESG constitutes a principal investment strategy of the Company. If it does, please:

          a. Identify examples of ESG criteria that the Company considers in its investment selection process.

          b. Disclose whether the Company make investments that do not meet the
adviser   s
             ESG criteria. .

Item 7. Certain Relationships and Related Transactions, and Director
Independence

48. On page 68, the Company contemplates engaging in cross trades. Please clarify if the cross trades disclosure applies only to publicly traded securities. If not, please explain how such cross trades in private securities will be structured to comply with
Section 57 of the Act.

Item 12. Indemnification of Directors and Officers

49. Notwithstanding Delaware law, provisions eliminating or altering the fiduciary duties of a
    fund   s trustees, officers, member of any advisory board, investment adviser(s), depositor
    (   fiduciary covered persons   ) are inconsistent with federal securities
laws and the
    Commission   s express views on such persons    fiduciary duties. Please
add a provision to all
    relevant Organizational Documents, or otherwise modify these documents, to clarify explicitly that notwithstanding anything to the contrary in the relevant document, nothing in the relevant document modifying, restricting or eliminating the duties or liabilities of trustees or officers, shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Accounting Comments

50. On page 6, Incentive fee section is open and is missing the graphic. Please update the section accordingly.

51. Please confirm in correspondence that the Registrant will evaluate the applicability of Rules
    3-09 and 4-08(g) of Regulation S-X and the appropriate inclusion of financial statements and/or summary financial information.



                                    *    *   *    *   *    *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of




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 Stephen H. Bier, Esq.
Paul S. Stevens, Esq
August 16, 2023

action by the staff. Should you have any questions regarding this letter, please contact me at
(617) 573-4521.

                                                     Sincerely,

                                                     /s/ Timothy Worthington
                                                     Timothy Worthington




cc:    Asen Parachkevov, Branch Chief
       Andrea Ottomanelli Magovern, Assistant Director





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